United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Form F-3/S-3 (file numbers 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. and STATS ChipPAC, Inc. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer
Date:	July 11, 2005

By:	/s/ Michael G. Potter
Name:	Michael G. Potter
Title:	Chief Financial Officer
Date:	July 11, 2005

STATS ChipPAC UPDATES SECOND QUARTER 2005
BUSINESS OUTLOOK

STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”) narrowed its guidance for the second quarter ending June 30, 2005.

Based on preliminary results, the Company now expects revenue for the second quarter ending June 30, 2005 to be approximately $264 million, an increase of approximately 13% over the prior quarter. US GAAP net loss per ADS for the second quarter of 2005 is expected to be in the range of ($0.08) to ($0.07).

On April 28, 2005, the Company provided guidance that revenue for the second quarter 2005 was expected to be approximately 10% to 15% higher than the first quarter 2005, with US GAAP net loss per ADS of ($0.08) to ($0.05) for the second quarter of 2005.

Certain statements in this press release, including statements regarding expected future financial results, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 18, 2005 and the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC and STATS ChipPAC, Inc., respectively. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America. Unless otherwise specified, references to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America.